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                          June 3, 2022

       Jeremy Bender, Ph.D., M.B.A.
       Chief Executive Officer
       Day One Biopharmaceuticals, Inc.
       395 Oyster Point Blvd., Suite 217
       South San Francisco, CA 94080

                                                        Re: Day One
Biopharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2022
                                                            File No. 333-265346

       Dear Dr. Bender:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Julia Forbess